ING LOGO
AMERICAS
US Legal Services

Michael A. Pignatella
Counsel
Tel: 860.580.2831 | Fax: 860.580.4934
Email: michael.pignatella@us.ing.com

May 4, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Filing Desk

Re: **ING USA Annuity and Life Insurance Company and its Separate Account B**
     Prospectus Title: Retirement Solutions – ING Rollover Choice^{SM} Variable Annuity Contracts
     File Nos.: 333-70600 and 811-05626
     Rule 497(j) Filing

Ladies and Gentlemen:

Pursuant to Rule 497(j) under the Securities Act of 1933 (the "1933 Act"), this is to certify that the Contract Prospectus Supplement, the Contract Prospectus and the Statement of Additional Information dated April 30, 2010 contained in Post-Effective Amendment No. 26 to the Registration Statement on Form N-4 ("Amendment No. 26") for Separate Account B of ING USA Annuity and Life Insurance Company (the "Registrant") that would have been filed pursuant to Rule 497(c) under the 1933 Act would not have differed from that contained in Amendment No. 26 which was declared effective on April 30, 2010. The text of Amendment No. 26 was filed electronically on April 21, 2010.

If you have any questions, please call the undersigned at 860-580-2831 or Patricia Guerrera at 860-580-2815.

Sincerely,

/s/ Michael A. Pignatella

Michael A. Pignatella